

Fig. 1 CANYON GOLD PROPERTY BC LOCATION MAP

Fig. 2 CANYON GOLD PROPERTY REGIONAL LOCATION MAP



Fig. 3 CANYON GOLD CLAIMS AREA MT. ALFRED TO THE WEST



Fig. 4 CANYON GOLD PROPERTY MAP


DIORITE AND
GRANODIORITE
JERVIS INLET
Lausmann Creek
Gold Dredge x Au
Area of many
Placer Workings
Road
GAMBIER GROUP SEDIMENTS
AND VOLCANICS
SCALE 1 : 15,000
200 0 200 400 600
METERS
GEOLOGY OF THE CANYON GOLD
PROPERTY, JERVIS INLET, BC
N

Fig. 5 GEOLOGY OF THE CANYON GOLD PROPERTY





LAUSMANN CREEK CANYON, NOTE QUARTZ VEIN





GOLD DREDGING AREA, THE "GOLD POOL"





GOLD DREDGE